

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2020

Steven G. Litchfield
Chief Financial Officer
MaxLinear, Inc.
5966 La Place Court, Suite 100
Carlsbad, California 92008

> **Re: MaxLinear, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 5, 2020**
> **File No. 001-34666**

Dear Mr. Litchfield:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

1. We note that some of your business operations with Chinese companies have been affected by governmental regulations and tariffs. If you reasonably expect this change would have a material impact on revenue or results of operations, please disclose this as part of your known trends and uncertainties discussion in the MD&A. Refer to Item 303(a)(3)(ii) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Jean Yu, Assistant Chief Accountant, at 202-551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing